IVY DISTRIBUTORS, INC.

Statement of Cash Flows

Year ended December 31, 2018

(In thousands)

Cash flows from operating activities:		
Net loss	$	(20,620)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		974
Amortization of deferred sales commissions		3,346
Loss on trading securities		630
Net purchases of trading securities		(2,997)
Deferred income taxes		(188)
Pension plan benefit		(588)
Other		205
Changes in assets and liabilities:		
Fund receivables		716
Due to affiliates		(1,043)
Income tax receivable from parent		377
Other receivables		577
Deferred sales commissions		(2,465)
Prepaid expenses and other current assets		(1,018)
Accounts payable and payable to third party brokers		(4,708)
Other accrued liabilities		(1,107)
Net cash used in operating activities		(27,909)
Cash flows from investing activity:		
Additions to property and equipment		(143)
Net cash used in investing activity		(143)
Cash flows from financing activities:		
Capital contribution from parent		20,000
W&R Capital Management Group, Inc. merger		4,023
Net cash provided by financing activities		24,023
Net decrease in cash and cash equivalents		(4,029)
Cash and cash equivalents at beginning of year		19,368
Cash and cash equivalents at end of year	$	15,339
Supplemental disclosure of cash flow information:		
Cash received during the year from parent for income tax benefit	$	6,331

See accompanying notes to financial statements.